As filed with the Securities and Exchange Commission on November 4, 2015

  Securities Act Registration No. 333-189486

Investment Company Registration File No. 811-22832

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-1A

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933  ☐

Pre-Effective Amendment No.  ☐

Post-Effective Amendment No. [4]  ☒

and

REGISTRATION STATEMENT

UNDER

THE INVESTMENT ACT OF 1940  ☐

Amendment No. [7]  ☒

TCG Financial Series Trust VII

Catalyst Capital Advisors LLC

36 North New York Avenue, Floor 2

Huntington, NY 11743

1-800-494-2755

Copies to:

Catalyst Capital Advisors LLC 36 North New York Avenue, Floor 2 Huntington, NY 11743	Law Office of C. Richard Ropka, LLC 215 Fries Mill Road Turnersville, NJ 08012

EXPLANATORY NOTE

This Post-Effective Amendment No. 4 to the Registration Statement on Form N-1A (File Nos. 333-189486 and 811-22832) of TCG Financial Series Trust VII (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to such Registration Statement.   Accordingly, this Post-Effective Amendment No. 4 consists only of a facing page, this explanatory note, and Part C of the Registration Statement on Form N-1A. This Post-Effective Amendment No. 4 does not change the form of any Prospectus or Statement of Additional Information including in post-effective amendments previously filed with the Securities and Exchange Commission (the “SEC”). As permitted by Rule 462(d), this Post-Effective Amendment No. 4 shall become effective upon filing with the SEC.  The contents of the Registration Statement are hereby incorporated by reference.

TCG FINANCIAL SERIES TRUST VII

PART C

OTHER INFORMATION

Item 28.  Exhibits.

(a)

Declaration of Trust.

i.

Agreement and Declaration of Trust dated April 4, 2013, filed with the State of Ohio on April 9, 2013, which was filed as an exhibit to the Registration Statement on June 20, 2013, is incorporated herein by reference.

ii.

Amendment No. #1 to the Agreement and Declaration of Trust, is filed herewith.

iii.

Amendment No. #2 to the Agreement and Declaration of Trust, is filed herewith.

(b)

By-Laws.

i.

Registrant’s By-laws, which were filed as an exhibit to the Registrant’s Registration Statement on June 20, 2013, are hereby incorporated by reference.

(c)

Instruments Defining Rights of Security Holders - None. (Other than in the Declaration of Trust and By-laws of the Registrant).

(d)

Investment Advisory Contracts.

TCG Financial Services, LLC

i.

Management Services Agreement with TCG Financial Services, LLC, which was filed as an exhibit to the Registrant's Registration Statement on July 2, 2014, is hereby incorporated by reference.

ii.

Operating Expense Limitation Agreement with TCG Financial Services, LLC, which was filed as an exhibit to the Registrant's Registration Statement on July 2, 2014, is hereby incorporated by reference.

iii.

Amendment to the Management Services Agreement with TCG Financial Services, LLC, which was filed as an exhibit to the Registrant's Registration Statement on September 2, 2014, is hereby incorporated by reference.

iv.

Amendment to Operating Expense Limitation Agreement with TCG Financial Services, LLC, which was filed as an exhibit to the Registrant's Registration Statement on September 2, 2014, is hereby incorporated by reference.

Catalyst Capital Advisors LLC

v.

Management Services Agreement with Catalyst Capital Advisors LLC, is filed herewith.

vi.

Operating Expense Limitation Agreement with Catalyst Capital Advisors LLC, is filed herewith.

(e)

Underwriting Contracts.

i.

Underwriting Agreement with Arbor Court Capital, LLC which was filed as an exhibit to the Registrant's Registration Statement on July 29, 2015, is hereby incorporated by reference.

(f)

Bonus or Profit Sharing Contracts — None.

(g)

Custodian Agreements.

i.

Custody Agreement with The Huntington National Bank, which was filed as an exhibit to the Registrant's Registration Statement on July 2, 2014, is hereby incorporated by reference.

(h)

Other Material Contracts.

i.

Fund Administration Servicing Agreement with TCG Financial Services, LLC, which was filed as an exhibit to the Registrant's Registration Statement on July 2, 2014, is hereby incorporated by reference.

ii.

Transfer Agent Servicing Agreement with Mutual Shareholder Services, LLC, which was filed as an exhibit to the Registrant's Registration Statement on July 2, 2014, is hereby incorporated by reference.

iii.

Fund Accounting Servicing Agreement with Mutual Shareholder Services, LLC, which was filed as an exhibit to the Registrant's Registration Statement on July 2, 2014, is hereby incorporated by reference.

iv.

Compliance Services Agreement with MFund Services, LLC is filed herewith.

v.

Administration and Research Agreement between Catalyst Capital Advisors LLC and TCG Administrative Services, LLC is filed herewith.

(i)

Legal Opinion.

i.

Legal Opinion and Consent of Law Office of C. Richard Ropka, LLC which was filed as an exhibit to the Registrant's Registration Statement on July 2, 2014, is hereby incorporated by reference.

ii.

Consent of Legal Counsel is filed herewith.

(j)

Other Opinions.

i.

Consent of Independent Auditors is filed herewith.

(k)

Omitted Financial Statements. None.

(l)

Initial Capital Agreements.

i.

Agreement of initial shareholder, which was filed as an exhibit to the Registrant's Registration Statement on July 2, 2014, is hereby incorporated by reference.

(m)

Rule 12b-1 Plan.

i.

Distribution and Servicing Plan, which was filed as an exhibit to the Registrant's Registration Statement on July 2, 2014, is hereby incorporated by reference.

(n)

Rule 18f-3 Plan

i.

Rule 18f-3 Plan, which was filed as an exhibit to the Registrant's Registration Statement on July 2, 2014, is hereby incorporated by reference.

(o)

Reserved.

(p)

Code of Ethics

i.

Code of Ethics for Trust, which was filed as an exhibit to the Registrant's Registration Statement on July 2, 2014, is hereby incorporated by reference.

ii.

Code of Ethics for TCG Financial Services, LLC, which was filed as an exhibit to the Registrant's Registration Statement on July 2, 2014, is hereby incorporated by reference.

iii.

Code of Ethics for Principal Executive and Senior Financial Officers of the Trust, which was filed as an exhibit to the Registrant's Registration Statement on July 2, 2014, is hereby incorporated by reference.

iv.

Code of Ethics for Arbor Court Capital LLC is filed herewith.

v.

Code of Ethics for Catalyst Capital Advisors LLC is filed herewith.

vi.

Code of Ethics for TCG Administrative Services, LLC is filed herewith.

(q)

Powers of Attorney.

i.

Power of Attorney of Jorge H. Coloma, Trustee; Steve Lachenauer, Trustee; Don McIntosh, Trustee; Bob Anastasi, Treasurer is filed herewith.

Item 29.  Persons Controlled by or Under Common Control with Registrant.

No person is directly or indirectly controlled by or under common control with the Registrant.

Item 30.  Indemnification.

(a)

Reference is made to Article VI of the Registrant’s Declaration of Trust which provides for indemnification of officers and Trustees as follows:

Section 6.6. Indemnification Not Exclusive, etc. The right of indemnification provided by this Article VI shall not be exclusive of or affect any other rights to which any such Covered Person may be entitled. As used in this Article VI, "Covered Person" shall include such person's heirs, executors and administrators. Nothing contained in this article shall affect any rights to indemnification to which personnel of the Trust, other than Trustees and officers, and other persons may be entitled by contract or otherwise under law, nor the power of the Trust to purchase and maintain liability insurance on behalf of any such person.

The Registrant may not pay for insurance which protects the Trustees and officers against liabilities rising from action involving willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of their offices.

(b)

The Registrant may maintain a standard mutual fund and investment advisory professional and directors and officers liability policy. The policy, if maintained, would provide coverage to the Registrant, its Trustees and officers, and could cover the adviser, among others. Coverage under the policy would include losses by reason of any act, error, omission, misstatement, misleading statement, neglect or breach of duty.

(c)

Pursuant to Rule 484 under the Securities Act of 1933, as amended, the Registrant furnishes the following undertaking:  “Insofar as indemnification for liability arising under the Securities Act of 1933 (the “Act”) may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.”

Item 31.  Business and Other Connections of the Investment Adviser.

(a)

Catalyst Capital Advisors LLC (“CCA”), (the “Adviser”) serves as the investment adviser for the «Fund_Name» (the “Fund”).  The principal business address of the Adviser is 36 North New York Avenue, Huntington, NY 11743. With respect to the Adviser, the response to this Item is incorporated by reference to the Adviser’s Uniform Application for Investment Adviser Registration (Form ADV) on file with the Securities and -Exchange Commission (“SEC”) under file number 801-66886, dated May 4, 2015.  The Adviser’s Form ADV may be obtained, free of charge, at the SEC’s website at www.adviserinfo.sec.gov.

(i)

CCA has engaged in no other business during the past two fiscal years.

(ii)

Jerry Szilagyi is a managing member and sole voting member of CCA and has been engaged within the last two fiscal years in the capacity of director, officer, employee, partner, or trustee of the following other companies:

Trustee, Mutual Fund Series Trust, 17605 Wright Street, Omaha, Nebraska 68130;

Trustee, Variable Insurance Trust, 17605 Wright Street, Omaha, Nebraska 68130;

Managing Member and President, MFund Services LLC, 36 North New York Avenue, Huntington, NY 11743, an administrator to mutual funds (including each series of the Trust);

Managing Member and President, MFund Distributors LLC, 36 North New York Avenue, Huntington, NY 11743, (TBP), a provider of marketing services to mutual funds.

Managing Member and President, Abbington Capital Group LLC, 5 Abbington Drive, Lloyd Harbor, NY 11743, a strategic consulting firm to financial services companies;

Member and President of Cross Sound Capital LLC, 5 Abbington Drive, Lloyd Harbor, NY 11743, the manager of Cross Sound Global Macro Fund LLC, a hedge fund, until October 2013;

President of USA Mutuals, Inc., 700 North Pearl Street, Suite 900, Dallas, Texas 75201, a registered investment advisor. Mutuals Advisors Inc. serves the advisor to USA Mutuals, a registered investment company;

President, USA Mutuals, c/o U.S. Bancorp Fund Services, LLC, 615 E. Michigan Street, Milwaukee, WI 53202, a registered investment company.

Managing Member of AlphaCentric Advisors LLC, 36 North New York Avenue, Huntington, NY 11743, an investment advisor to mutual funds.

Item 32.  Principal Underwriter.

(a) The Registrant’s principal underwriter acts as principal underwriter for the following investment companies:

INVESTMENT COMPANY/TRUST
Elessar Investment Trust
CCA Investments Trust
Archer Investment Series Trust
TeaLeaf Management Investment Trust
Endurance Series Trust
Clark Fork Trust
Frank Funds
DMS Funds
Conestoga Funds
Grand Prix Investors Trust
PSG Capital Management Trust
The MP63 Fund
Meyers Capital Investments Trust
The Avondale Funds

(b) To the best of Registrant’s knowledge, the directors and executive officers of Distributor are as follows:

(1)	(2)	(3)
Name and Principal Business Address*	Positions and Offices with Underwriter	Positions and Offices with Fund
Christopher R. Barone	President	None
Gregory B. Getts	CFO, Financial Principal	None
Arch Eagle Group, Inc.	Member	None
David W. Kuhr	SROP/CROP	None

*2000 Auburn Drive Suite 120, Beachwood, OH 44122

(c) The following table sets forth the commissions and other compensation received, directly or indirectly, from the Fund during the last fiscal year by the principal underwriter who is not an affiliated person of the Fund.

(1)	(2)	(3)	(4)	(5)
Name of Principal Underwriter	Net Underwriting Discounts and Commission	Compensation on Redemption and Repurchases	Brokerage Commissions	Other Commissions
None	None	None	None	None

Item 33.  Location of Accounts and Records.

The books and records required to be maintained by Section 31(a) of the Investment Company Act of 1940 are maintained in the following locations:

Records Relating to:	Are located at:
Registrant’s Fund Accountant and Transfer Agent	Mutual Shareholders Services, LLC 8000 Town Centre Drive, Ste. 400 Broadview Heights, OH 44147
Registrant’s Investment Adviser	Catalyst Capital Advisors LLC 36 North New York Avenue Huntington, New York 11743
Registrant’s Custodian	Huntington Bank, N.A. Easton Oval EA4E95 Columbus, OH 43219
Registrant’s Distributor	Arbor Court Capital, LLC 2000 Auburn Drive Suite 120 Beachwood, OH 44122

Item 34.  Management Services.

All management-related service contracts entered into by Registrant are discussed in Parts A and B of this Registration Statement.

Item 35.  Undertakings.

The Registrant hereby undertakes to furnish each person to whom a Prospectus for one or more of the series of the Registrant is delivered with a copy of the relevant latest annual report to shareholders, upon request and without charge.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed below on its behalf by the undersigned, thereunto duly authorized, in the Township of Washington and State of New Jersey, on November 4, 2015.

TCG FINANCIAL SERIES TRUST VII

By:  /s/ Charles R. Ropka

Charles R. Ropka

Attorney-in-Fact

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated.

Signature	Title	Date
By: /s/ Jorge H. Coloma Jorge H. Coloma	President/Trustee	November 4, 2015
By: /s/ Steve Lachenauer * Steve Lachenauer	Trustee	November 4, 2015
By: /s/ Donald McIntosh * Donald McIntosh	Trustee	November 4, 2015
By: /s/ Bob Anastasi * Bob Anastasi	Treasurer	November 4, 2015

* By: /s/ Charles R. Ropka Charles R. Ropka, Attorney-in-Fact

EXHIBITS

Exhibit 28(a)(ii)

-

Amendment #1 to Agreement and Declaration of Trust *

Exhibit 28(a)(iii)

-

Amendment #2 to Agreement and Declaration of Trust *

Exhibit 28(d)(v)

-

Management Services Agreement *

Exhibit 28(d)(vi)

-

Operating Expense Limitation Agreement *

Exhibit 28(h)(iv)

-

Compliance Services Agreement *

Exhibit 28(h)(v)

-

Administration and Research Agreement *

Exhibit 28(i)(ii)

-

Legal Counsel Consent *

Exhibit 28(j)

-

Auditor Consent

Exhibit 28(p)(iv)

-

Code of Ethics – Arbor Court Capital, LLC *

Exhibit 28(p)(v)

-

Code of Ethics – Catalyst Capital Advisors LLC *

Exhibit 28(p)(vi)

-

Code of Ethics – TCG Administrative Services, LLC *

Exhibit 28(q)(i)

-

Powers of Attorney *

*Incorporated by reference